
                                                                -------------------------
                                  UNITED STATES                       OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION       -------------------------
                             Washington, D.C. 20549             OMB Number:  3235-0145
                                                                Expires:  August 31, 1999
                                                                Estimated average burden
                                                                hours per response  14.90
                                                                -------------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1  )*
                                            ---

                           WIRELESS FACILITIES, INC.
                           -------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.001
                         -----------------------------
                         (Title of Class of Securities)

                                  97653A 10 3
                                  -----------
                                 (CUSIP Number)

                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)
     ---
         Rule 13d-1(c)
     ---
      X  Rule 13d-1(d)
     ---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                               Page 1 of 4 pages

-----------------------                                  -----------------------
  CUSIP NO. 97653A 10 3                  13G                Page 2 OF 4 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

      MASSIH TAYEBI

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Iran
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF            475,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER
     OWNED BY             7,584,769
       EACH        -------------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON              475,000
       WITH        -------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          7,584,769
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 8,059,769

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                               [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      18.6%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages

Item 1(a).  Name of Issuer:

            Wireless Facilities, Inc.
            -------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4810 Eastgate Mall
            ------------------
            San Diego, CA  92121
            --------------------

Item 2(a).  Name of Person Filing:

            Massih Tayebi
            -------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            4810 Eastgate Mall
            ------------------
            San Diego, CA  92121
            --------------------

Item 2(c).  Citizenship:

            Iran
            ----

Item 2(d).  Title of Class of Securities:

            Common Stock
            ------------

Item 2(e).  CUSIP Number:

            97653A 10 3
            -----------

Item 3.     Not applicable.

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:

                 8,059,769/1/

            (b)  Percent of Class:  18.6%

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the vote: 475,000/2/
                 (ii)   shared power to vote or to direct the vote: 7,584,769
                 (iii)  sole power to dispose or to direct the disposition of:
                        475,000/2/
                 (iv) shared power to dispose or to direct the disposition of: 7,584,769

----------------
/1/ Does not include 1,167,962 shares held by a limited partnership which includes the reporting person and members of his family as limited partners. The reporting person is not the general partner of such partnership, and disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Act of 1934.

/2/ The reporting person has the right to acquire such shares within sixty days pursuant to a power to revoke a trust. The reporting person does not otherwise hold or share voting or investment power over such shares.

                               Page 3 of 4 pages

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Other persons have the right to receive dividends from, and the proceeds from the sale of, an aggregate of 475,000 shares held by a revocable trust settled by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 2001
                                    -------------------------
                                    Date

                                    /s/  Massih Tayebi
                                    -------------------------
                                    Signature

                                    Massih Tayebi
                                    -------------------------
                                    Name/Title

                               Page 4 of 4 pages